DAWN PACIFIC MANAGEMENT LTD.

Suite 400, 455 Granville Street, Vancouver, BC., V6C 1T1

Ph(604) 682-3701 Fax: (604) 682-3600 email: dawnpacific@telus.net

December 23, 2002

B.C. Securities Commission
P.O. Box 10142 Pacific Centre
701 W. Georgia Street
Vancouver, BC

Dear Sirs:

Re: Avino Silver & Gold Mines Ltd.

We enclose herewith for filing with your office, the above referenced company’s British Columbia Form 51-901F and Interim Financial Statement for the period ended October 31, 2002.

We confirm that on the above date the attached material was forwarded by pre-paid first class mail to all persons on the supplemental list of the Company and the registered shareholder list of the Company.

Yours truly, /s/ Andrea Regnier

Andrea Regnier President

cc:	Alberta Securities Commission

TSX Venture Exchange

Avino Silver & Gold Mines Ltd.